

November 24, 2010

Via Facsimile 212.310.8007 and U.S. Mail
Michael Aiello, Esq.
Weil Gotshal & Manges, LLP
757 Fifth Avenue
New York, NY
10153

> **Re:** **Cedar Fair, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2010**
> **File No. 001-09444**

Dear Mr. Aiello:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, revise to specify the record date once known and disclose the information required by Item 1 of Schedule 14A.

Solicitation of Proxies, page 4

2. It appears that you intend to solicit proxies via interview, mail, telephone, facsimile and "other means of communication." Please revise to clarify <u>all</u> methods of

solicitation that will be used. For example, disclose whether you intend to solicit via the internet and if so, the website addresses of any internet chat rooms that you will use. Refer to Item 4(a)(3)of Schedule 14A.

3. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Questions & Answers, page 5

4. Please supplement this section and disclose whether the Board intends to take any action if the precatory proposals made by Q Investments receive majority support and if so, what such action may be.

What if any matter beyond those in Q Investment's proxy is properly brought before the Special Meeting, page 6

5. We refer to Exchange Act Rule 14a-4(c)(3) which sets forth the circumstances other than at an annual meeting, in which the proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting. Please clarify that you will use your discretionary authority to vote proxies solicited only with respect to matters unknown a reasonable time prior to the meeting. Please make similar clarifying changes to disclosure on the form of proxy card.

Proposal One, page 8

6. We note the reasons set forth for the Board's recommendation against Proposal One. We similarly note that the Board expects the roles of CEO and Chairman will be separated by 2012. Further supplement your disclosure to explain why the Board is recommending against the separation of these roles at this time but appears to expect to support the separation of these roles in the future.

7. Please set forth in the disclosure and/or provide supplementally, the basis for the assertions and determinations made by the Board in the first half of 2010 regarding the best long-term financial objectives for the company. Specifically, please disclose why the Board believes that its actions to date further the strategic objectives the Board has identified for the company. Further, please explain why the Board believes its actions are more prudent at this time than an increase in distributions.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions